Patrick

INDUSTRIES, INC.

2001
ANNUAL REPORT

Letter to Shareholders



Mervin D. Lung
Chairman Emeritus



David D. Lung
President and
Chief Executive Officer

For the first time since 1990, the Company experienced its second consecutive year of decline in sales. The Company's sales decreased 19% from $361,620,000 in 2000 to $293,070,000 in 2001. In a two year period the Company has seen sales volume decrease $164,000,000, or 36%, from the record high sales level in 1999 of $457,000,000. In 2001 the impacts of an economy in recession, the events of September 11, and general uncertainty in consumer confidence had a direct impact on the Manufactured Housing and Recreational Vehicle industries, which are major industries that the Company serves. Shipments in the Manufactured Housing industry declined 23% from 251,000 units in 2000 to 193,000 units in 2001. Shipments in the Recreational Vehicle industry declined 14% from 300,000 units in 2000 to 257,000 units in 2001.

The Company recorded a net loss in 2001 of $5,771,000, or $1.28 per share, compared to a net loss in 2000 of $4,534,000, or $.89 per share. The loss in 2001 included asset impairment and restructuring charges of $3,258,000, or $.44 per share after tax credits, while the loss in 2000 included asset impairment and restructuring charges of $7,655,000, or $.92 per share after tax credits. The impairment charges in 2001 were recorded to reduce the asset value of two significantly underperforming operations and eliminated all of the goodwill associated with these operations. The restructuring charges were related to the closing and consolidation of two manufacturing facilities in order to improve operating efficiencies and reduce operating costs.

All three of the major industries which the Company serves have been dramatically affected by the general economic recession. The Manufactured Housing industry has suffered additional declines due to the high level of new and repossessed homes and the uncertainty with regards to dealer and retail financing. The Recreational Vehicle industry has struggled with high gasoline prices and the lack of consumer discretionary spending. The other industries that the Company serves have seen declines due to downturns in the furniture industry.

Over the past two years we have implemented tactical initiatives and made significant cost-cutting measures in order to strategically position the Company for an upswing in the Manufactured Housing and Recreational Vehicle markets. Additionally, we have been aggressive in obtaining more high volume other industrial business which contributes to better operating efficiencies as well as more evenly distributing the sales mix of products between market segments. Our sales to the Manufactured Housing, Recreational Vehicle, and other industrial markets in 2001 were 51%, 24%, and 25%, respectively compared to 55%, 25%, and 20% in 2000.

As we head into 2002 and begin to see signs that business conditions are improving, we feel that the Company is ready to take advantage of any volume increases, new product opportunities, acquisitions, or diversification efforts to achieve greater profitability. We continue to be one of the financially strongest companies in the industry and want to thank our shareholders, employees, customers, vendors, and friends in helping us achieve this status.

Mervin D. Lung
Chairman Emeritus

David D. Lung
President and Chief Executive Officer

The Company

Patrick Industries, Inc. is one of the leading manufacturers of building products and materials to the Manufactured Housing and Recreational Vehicle industries in the United States and also supplies products to other markets, including furniture, marine, architectural and automotive. In addition, the Company is an independent wholesale distributor of pre-finished wall and ceiling panels, particleboard, hardboard siding, roofing products, high pressure laminates, passage doors, building hardware, insulation and other related products. The Company operates 12 distribution centers and 21 manufacturing facilities coast to coast in 13 states.

Officers and Directors



Front row seated, Left to right:

Harold E. Wyland
Chairman of the Board
Retired Vice President-Sales of the Company.
Director since 1989

Mervin D. Lung
Chairman Emeritus
Director since 1961

David D. Lung
President and Chief Executive Officer
Director since 1977

Terrence D. Brennan
Retired President & CEO, NBD Bank, Elkhart, Indiana 1973-1997
Director since 1999

Back row standing, Left to right:

Robert C. Timmins
Retired Vice President and Director of a Musical Instruments Company.
Director since 1987

Dorothy M. Lung
Vice President and Director of Gano Plywood, Inc.
Director since 1986

Thomas G. Baer
Retired Vice President-Operations of the Company.
Director since 1970

Keith V. Kankel
Vice President-Finance & Secretary-Treasurer of the Company.
Director since 1977

John H. McDermott
Of counsel to the law firm McDermott, Will & Emery.
Director since 1969

Walter Wells
Retired President and CEO of Schult Homes Corporation
Director since 2001

Financial Highlights

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Net Sales	**$293,070,000**	$ 361,620,000	$457,356,000
Net Income (Loss)	**(5,771,000)**	(4,534,000)	7,404,000
Basic Earnings (Loss) per Share	**(1.28)**	(.89)	1.30
Diluted Earnings (Loss) per Share	**(1.28)**	(.89)	1.29
Total Assets	**91,970,000**	102,520,000	126,203,000
Shareholders' Equity	**59,504,000**	66,250,000	79,567,000
Weighted Average Common Shares Outstanding	**4,523,891**	5,118,103	5,714,177

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services, LLC, Chicago, Illinois

AUDITORS
McGladrey & Pullen, LLP, Elkhart, IN

Investor Information


NET SALES*
$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
2001
2000
1999
1998
1997


EBITDA*
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
2001
2000
1999
1998
1997


WORKING CAPITAL*
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
2001
2000
1999
1998
1997


EQUITY PER SHARE
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
2001
2000
1999
1998
1997


DEBT TO EQUITY
.80
.70
.60
.50
.40
.30
.20
.10
2001
2000
1999
1998
1997


STOCK PRICE
at December 31st
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
2001
2000
1999
1998
1997

Year	Current Ratio	Net Income (Loss)*	Basic Earnings (Loss) Per Share	Dividends Per Share
2001	3.6	$(5,771)	$(1.28)	$0.16
2000	3.9	(4,534)	(0.89)	0.16
1999	3.3	7,404	1.30	0.16
1998	3.1	9,307	1.58	0.16
1997	3.5	8,294	1.40	0.16

Year	Days Sales Outstanding in Receivables**	Inventory Turns Per Year**	Percent Return On Assets	Percent Return On Equity
2001	22.8	8.3	−6.3	−9.7
2000	21.5	7.9	−4.4	−6.8
1999	21.5	8.9	5.9	9.3
1998	21.0	10.3	7.3	12.2
1997	21.0	9.5	7.4	12.1

*In thousands **Based on average balances throughout the year

Patrick Industries, Inc. quarterly earnings statements and all other press releases are available, for those with internet capabilities, through PR Newswire Company. For a menu of Patrick's news releases or to retrieve a specific release, access HTTP://www.prnewswire.com on the internet. The Company's common stock trades on The Nasdaq Stock Market℠ under the symbol PATK.

The Company's own internet address is HTTP://www/patrickind.com.

A copy of the Annual Report Form 10-K as filed with the Securities and Exchange Commission will be furnished to shareholders without charge upon written request to the Secretary of the Company.

Selected Financial Data

	2001	2000	1999	1998	1997
	As of or for the Year Ended December 31, (dollars in thousands, except per share amounts)				
Net sales	$293,070	$361,620	$457,356	$453,518	$410,567
Gross profit	34,012	41,905	57,339	59,556	52,142
Warehouse and delivery expenses	14,407	15,140	16,715	16,076	15,158
Selling, general, and administrative expenses	24,926	25,241	27,058	26,796	22,145
Impairment charges	2,834	6,937	—	—	—
Restructuring charges	423	718	—	—	—
Interest expense, net	962	1,224	1,393	1,172	1,149
Income taxes (credits)	(3,769)	(2,821)	4,769	6,205	5,396
Net income (loss)	(5,771)	(4,534)	7,404	9,307	8,294
Basic earnings (loss) per common share	(1.28)	(0.89)	1.30	1.58	1.40
Diluted earnings (loss) per common share	(1.28)	(0.89)	1.29	1.57	1.39
Weighted average common shares outstanding	4,524	5,118	5,714	5,903	5,921
Cash dividends, per common share	.16	.16	.16	.16	.16
Working capital	39,082	41,416	47,553	46,698	40,181
Total assets	91,970	102,520	126,203	127,755	112,187
Long-term debt	15,114	18,786	22,457	26,129	25,015
Shareholders' equity	59,504	66,250	79,567	76,307	68,726

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

The Company's business has shown a consistent revenue drop since 1999 as net sales have decreased from a record high of $457 million in 1999 to $293 million in 2001. This 36% decline in sales volume over a two year period is the result of the overall downturn in the Manufactured Housing and Recreational Vehicle industries and softer economic conditions.

The downturn in the Manufactured Housing industry began in the fourth quarter of 1999 due to retail sales lots being overstocked and unit production being reduced approximately 7% that year. In fiscal 2001 and 2000 the Manufactured Housing industry was down nearly 23% and 29%, respectively, in units shipped and produced, due to the limited availability of dealer and retail financing, as well as excessive retail inventory levels, which included repossessed units.

The decline in the Recreational Vehicle industry began in the second quarter of 2000 due to higher gasoline costs and interest rates, an uncertain economy, and dealers making inventory reductions. The end result of this was an approximate 7% decline in units shipped and produced in 2000 and a 14% decline in units shipped and produced in 2001. While the conditions in the above mentioned industries are uncertain and expected to continue through the first half of calendar 2002, the Company has made significant cost cutting measures and plant closings and consolidations over the past two years to help mitigate any future effects of this downturn. The Company's sales in 2001 were 51% to Manufactured Housing, 24% to Recreational Vehicle, and 25% to other industries.

The following table sets forth the percentage relationship to net sales of certain items in the Company's statements of operations:

	Year Ended December 31, 2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	88.4	88.4	87.5
Gross profit	11.6	11.6	12.5
Warehouse and delivery	4.9	4.2	3.6
Selling, general, and administrative	8.5	7.0	5.9
Impairment charges	1.0	1.9	—
Restructuring charges	0.1	0.2	—
Operating income (loss)	(2.9)	(1.7)	3.0
Net income (loss)	(2.0)	(1.3)	1.6

RESULTS OF CONSOLIDATED OPERATIONS

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales. Net sales decreased $68.5 million, or 19.0%, from $361.6 million for the year ended December 31, 2000 to $293.1 million for the year ended December 31, 2001. This decrease is attributable to the 23% decline in units shipped and produced in the Manufactured Housing industry and 14% decline in units shipped and produced in the Recreational Vehicle industry. The Company's sales for the year were 51% to Manufactured Housing, 24% to Recreational Vehicle, and 25% to other industries.

Gross Profit. Gross profit decreased by approximately $7.9 million, or 18.8%, from $41.9 million in 2000 to $34.0 million in 2001. As a percentage of net sales, gross profit remained consistent at 11.6% of net sales. The overall decrease in gross profit is due to the reduced sales volume in the industries to which the Company serves.

Warehouse and Delivery Expenses. Warehouse and delivery expenses decreased $0.7 million, or 4.8%, from $15.1 million in 2000 to $14.4 million in 2001. As a percentage of net sales, warehouse and delivery expenses increased 0.7%, from 4.2% in 2000 to 4.9% in 2001. The overall decrease is attributable to lower sales levels. The increase as a percentage of net sales is due to the Company shipping less full truckloads than in the previous period, and an increase in fuel and insurance costs from year to year.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased by $0.3 million, or 1.2%, from $25.2 million for 2000 to $24.9 million in 2001. As a percentage of net sales, selling, general, and administrative expenses increased 1.5%, from 7.0% in 2000 to 8.5% in 2001. This increase is attributable to reduced volume as a result of the decline in shipments in the Manufactured Housing and Recreational Vehicle industries.

Impairment Charges. As discussed in Note 10 to the financial statements, the Company recognized impairment charges of $2.8 million and $6.9 million in 2001 and 2000, respectively.

Restructuring Charges. As discussed in Note 10 to the financial statements, the Company recognized restructuring charges of $424,000 and $718,000 in 2001 and 2000, respectively.

Operating Loss. The Company experienced operating losses of $8.6 million and $6.1 million in 2001 and 2000, respectively. The increase in operating loss is attributable to the significantly reduced sales volume and consistent operating costs from year to year.

Interest Expense, Net. Interest expense, net of interest income decreased 21.4%, or $262,000, from $1.2 million in 2000 to $962,000 in 2001. The decrease is attributable to lower long term debt levels due to normal debt service requirements.

Net Loss. The net loss increased $1.2 million, or 27.3%, from a net loss of $4.5 million in 2000 to a net loss of $5.8 million in 2001. The increase in net loss is attributable to the factors described above.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Sales. Net sales decreased by approximately $95.7 million, or 20.9%, from $457.3 million for the year ended December 31, 1999 to $361.6 million in the year ended December 31, 2000. In 1999 the Company recorded record sales in the first half and record sales for the year as a whole. The decrease in sales from 1999 to 2000 was the result of an approximate 29% decline in units shipped and produced in the Manufactured Housing industry and an approximate 7% decline in units shipped and produced in the Recreational Vehicle industry. The Company's sales for the year were 55% to Manufactured Housing, 25% to Recreational Vehicle, and 20% to other industries.

Gross Profit. Gross profit decreased by approximately $15.4 million, or 26.9%, from $57.3 million in 1999 to $41.9 million in 2000. As a percentage of net sales, gross profit decreased approximately 0.9% from 12.5% in fiscal 1999 to 11.6% in fiscal 2000. This overall decline in gross profit was due to a 20.9% decrease in net sales and competitive pricing situations nationwide which made some of the Company's manufacturing operations unprofitable for the year.

Warehouse and Delivery Expenses. Warehouse and delivery expenses decreased approximately $1.6 million from $16.7 million in 1999 to $15.1 million in 2000. As a percentage of net sales these expenses increased approximately 0.6%. The overall decrease is attributable to lower sales levels. The increase in the percentage to net sales is attributable to higher gasoline costs specifically related to the increase in gasoline prices from 1999 to 2000, and higher shipping costs due to the transportation companies running at capacity as a result of the steady overall economy in fiscal 2000.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased approximately $1.8 million, or 6.7%, from $27.1 million in 1999 to $25.2 million in 2000. As a percentage of net sales, selling, general and administrative expenses increased 1.1% from 5.9% in 1999 to 7.0% in 2000. This increase is attributable to reduced sales volumes as a result of the larger than anticipated decline in shipments in the Manufactured Housing and Recreational Vehicle industries in fiscal 2000.

Impairment Charges. As discussed in Note 10 of the financial statements, the Company recognized an impairment charge of $6.9 million in the first quarter of 2000.

Restructuring Charges. As discussed in Note 10 of the financial statements, the Company recognized restructuring charges of $718,000 in the twelve months ended December 31, 2000.

Operating Income (Loss). The Company experienced an operating loss of $6.1 million for 2000 compared to operating income of $13.6 million in fiscal 1999. The operating loss for 2000 is due to the asset impairment and restructuring charges as well as reduced sales, gross profits, and similar operating costs in fiscal 2000 compared to 1999.

Interest Expense, Net. Interest expense, net of interest income, decreased 12.1% from $1.4 million in 1999 to $1.2 million in 2000. This decrease is attributable to more funds being invested during the year as a result of reduced working capital needs and lower borrowing levels.

Net Income (Loss). Net income (loss) decreased $11.9 million, or 161.2% from income of $7.4 million in 1999 to a loss of $4.5 million in fiscal 2000. This reduction is attributable to the factors described above.

BUSINESS SEGMENTS

The Company's reportable segments are as follows:

Laminating – Utilizes various materials including gypsum, particleboard, plywood, and fiberboard which are bonded by adhesives or a heating process to a number of products including vinyl, paper, foil, and high pressure laminate. These laminated products are utilized to produce furniture, shelving, wall, counter, and cabinet products with a wide variety of finishes and textures.

Distribution – Distributes primarily pre-finished wall and ceiling panels, particleboard, hardboard and vinyl siding, roofing products, high pressure laminates, passage doors, building hardware, insulation, and other products.

Wood – Uses raw lumber including solid oak, other hardwood materials, and laminated particleboard or plywood to produce cabinet door product lines.

Other – Includes aluminum extrusion, painting and distribution, manufacture of adhesive products, pleated shades, and manufacturer of laminating equipment.

The table below presents information about the revenue and earnings before interest and taxes of those segments. A reconciliation to consolidated totals is presented in footnote 14 of the Company's 2001 financial statements.

	Year Ended December 31,		
	2001	2000	1999
		(dollars in thousands)	
Sales			
Laminating	$131,144	$162,346	$192,033
Distribution	104,337	133,230	185,104
Wood	30,182	35,116	43,667
Other	46,397	53,749	65,128
Earnings (Loss) Before Interest and Taxes (EBIT)			
Laminating	$(1,120)	$1,763	$5,229
Distribution	619	1,110	4,588
Wood	(1,027)	(1,596)	(2,572)
Other	(1,730)	(636)	2,623

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Laminating Segment Discussion

Net sales decreased by 19.2%, or $31.2 million, from $162.3 million in 2000 to $131.1 million in 2001. This decrease is attributable to the 23% decline in units shipped and produced in the Manufactured Housing industry and 14% decrease in units shipped and produced in the Recreational Vehicle industry.

EBIT was lower by $2.9 million, or 163.5%, from income of $1.8 million in 2000 to a loss of $1.1 million in 2001. This decline is attributable to lower margins as a result of competitive market conditions not allowing price increases, and similar operating costs relative to significantly reduced sales volume.

Distribution Segment Discussion

Net sales decreased $28.9 million, or 21.7%, from $133.2 million in 2000 to $104.3 million in 2001. This sales decrease is attributable to the 23% decrease in units shipped and produced in the Manufactured Housing industry.

EBIT decreased 44.2%, or $491,000, from $1.1 million in 2000 to $619,000 in 2001, due to the decrease in sales volume.

Wood Segment Discussion

Net sales in the wood segment decreased $4.9 million, or 14.0%, from $35.1 million in 2000 to $30.2 million in 2001. This decline is consistent with the overall decline in the Recreational Vehicle industry, which is the primary industry to which this segment serves.

The operating loss in this segment decreased from a loss of $1.6 million in 2000 to a loss of $1.0 million in 2001. The decrease in operating loss is due largely to depreciation expense being reduced by approximately $300,000, as a result of the Company recognizing a non-cash accounting charge in the first quarter of 2000 related to the impairment of certain long-lived assets as discussed in Note 10 . The Company also closed one operating unit in this segment in fiscal 2000 which contributed to savings in 2001 of approximately $751,000.

Other Segment Discussion

Net sales in the other segment decreased 13.7%, or $7.3 million, from $53.7 million in 2000 to $46.4 million in 2001. This decline is due to reduced sales volume in the Recreational Vehicle industry.

Operating losses in this segment increased from a loss of $636,000 in 2000 to an operating loss of $1.7 million in 2001. This increase is due to the decline in sales volume as well as several of the operating units in this segment operating inefficiently. As a result of the performance of this segment, the Company closed three operating units in this segment in 2001.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Laminating Segment Discussion

Net sales were lower by $29.7 million, or 15.5%, from 1999. This was a result of less demand from the manufactured housing customers as well as the Company eliminating low margin business.

EBIT in this segment decreased 66.2%, or $3.5 million, from $5.2 million in 1999 to $1.8 million in 2000. This decrease is the result of increased material and labor cost and competitive market conditions not allowing price increases.

Distribution Segment Discussion

Net sales in 2000 decreased $51.9 million, or 28.0%, from $185.1 million in 1999 to $133.2 million in 2000. This sales decrease is due primarily to the 29% decline in shipments and production in the Manufactured Housing industry.

EBIT in this segment was lower by $3.5 million, or 75.8%, from $4.6 million in 1999 to $1.1 million in 2000. This decline is due to the decrease in shipments and production in the Manufactured Housing industry as well as lower margins resulting from competitive market conditions.

Wood Segment Discussion

Net sales decreased 19.6%, or $8.5 million, in this segment due to a decline in the overall demand in the Recreational Vehicle industry, which is the major industry that this segment serves, and the elimination of certain lower margin business.

Operating losses in this segment decreased approximately $1.0 million, or 37.9%. This was partially due to reduced depreciation as a result of the

Company recognizing a non-cash accounting charge in the first quarter of 2000 related to an impairment of certain long-lived assets which was recorded as a Corporate expense. The impairment costs were calculated by estimating discounted future cash flow and comparing it to the carrying values of these assets. The result was a one-time charge to operations. Management's continued commitment to improving operating results in this segment and returning it to profitability caused the improvement of one of the segment's major operating units.

Other Segment Discussion

Net sales were lower in this segment by 17.5%, or $11.4 million, from $65.1 million in 1999 to $53.7 million in 2000, due to an overall decline in the industries to which the Company serves.

EBIT decreased in this segment from operating income of $2.6 million in 1999 to an operating loss of $636,000 in 2000. This is the result of competitive pricing situations which negatively affected margins in this segment, the physical reorganizing of two operating units in this segment, and the 17.5% reduction in volume in the industries to which this segment serves.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirements are to meet working capital needs, support its capital expenditure plans, and meet debt service requirements.

The Company, in September, 1995, issued to an insurance company in a private placement $18,000,000 of senior unsecured notes. The ten year notes bear interest at 6.82%, with semi-annual interest payments that began in 1996 and seven annual principal repayments of $2,571,428 that began in September, 1999. These funds were used to reduce existing bank debt and for working capital needs.

The Company has an unsecured bank revolving credit agreement that provides loan availability of $10,000,000 with maturity in the year 2003.

Pursuant to the private placement and the Credit Agreement, the Company is required to maintain certain financial ratios, all of which are currently complied with.

The Company's Board of Directors from time to time has authorized the repurchase of shares of the Company's common stock, in the open market or through negotiated transactions, at such times and at such prices as management may decide.

The Company believes that cash generated from operations and borrowings under its credit agreements will be sufficient to fund its working capital requirements, normal recurring capital expenditures, and common stock repurchase program as currently contemplated. The changes in inventory and accounts receivable balances, which affect the Company's cash flows, are part of normal business cycles that cause them to change periodically.

A summary of our contractual cash obligations at December 31, 2001 is as follows:

	Payments due by period					
Contractual Obligations	**Total**	**2002**	**2003**	**2004**	**2005**	**2006**
Long-term debt, including interest**	$18,275,606	$4,578,339	$4,368,757	$4,159,176	$3,949,599	$1,219,735
Operating Leases	$5,480,182	$2,687,523	$1,592,658	$849,135	$311,178	$39,688
Total contractual cash obligations	$23,755,788	$7,265,862	$5,961,415	$5,008,311	$4,260,777	$1,259,423

**Interest payments have been calculated using the fixed rate of 6.82% for the Senior notes and the average 2001 annual interest rate of 3.11% for the Industrial Revenue Bonds.

We also have a commercial commitment as described below:

Other Commercial Commitment	Total Amount Committed	Outstanding at 12/31/01	Date of Expiration
Line of Credit	$10,000,000	$0	January 28, 2003

We believe that our cash balance, availability under our line of credit, if needed, and anticipated cash flows from operations will be adequate to fund our cash requirements for fiscal 2002.

Critical Accounting Policies

Our significant accounting policies are summarized in the footnotes to our financial statements. Some of the most critical policies are also discussed below.

As a matter of policy, we review our major assets for impairment. Our major operating assets are accounts receivable, inventory, and property and equipment. We have not experienced significant bad debts expense and our reserve for doubtful accounts of $175,000 should be adequate for any exposure to loss in our December 31, 2001 accounts receivable. We have also established reserves for slow moving and obsolete inventories and believe them to be adequate. We depreciate our property and equipment over their estimated useful lives and we have not identified any items that are impaired.

Seasonality

Manufacturing operations in the Manufactured Housing and Recreational Vehicle industries historically have been seasonal and are generally at the highest levels when the climate is moderate. Accordingly, the Company's sales and profits are generally highest in the second and third quarters.

Purchase of Property

The Company agreed to purchase in 2002 a presently leased building complex near its principal offices in Elkhart, Indiana for $2 million from a major holder and Chairman Emeritus of the Company

Inflation

The Company does not believe that inflation had a material effect on results of operations for the periods presented.

Safe Harbor Statement

Statements that do not address historical performance are "Forward-looking statements" within the meaning of the Private Securities Litigation reform Act of 1995 and are based on a number of assumptions, including but not limited to; (1) continued domestic economic growth and demand for the Company's products; (2) the alternatives discussed in regard to the wood segment; and (3) the Company's belief with respect to its capital expenditures, seasonality and inflation. Any developments significantly deviating from these assumptions could cause actual results to differ materially from those forecast or implied in the aforementioned forward-looking statements.

Summary of Operations

Principal Products

The Company distributes primarily pre-finished wall and ceiling panels, particleboard, hardboard and vinyl siding, roofing products, high pressure laminates, passage doors, building hardware, insulation, and other products. Through its manufacturing divisions, the Company fabricates decorative vinyl and paper panels, cabinet doors, shelving, countertops, wood mouldings, aluminum extrusions, drawer sides, furniture components, wood adhesives, and laminating presses.

Pre-finished wall panels contributed more than 10% to total sales. The percentage contributions of this class of product to total sales was 36.0%, 38.5%, and 39.7% for the years ended December 31, 2001, 2000, and 1999, respectively.

The Company has no material patents, licenses, franchises, or concessions and does not conduct significant research and development activities.

Marketing and Distribution

The Company's sales are to Manufactured Housing and Recreational Vehicle manufacturers and other building products manufacturers. The Company has approximately 4,000 customers. The Company has three customers, who together accounted for approximately 28% and 33% of the Company's total sales in 2001 and 2000. Ten other customers collectively accounted for approximately 21% of 2001 sales. The Company believes it has good relationships with its customers.

Products for distribution are purchased in carload or truckload quantities, warehoused, and then sold and delivered by the Company. Approximately 43% of the Company's distribution segment products are shipped directly from the suppliers to the customers. The Company typically experiences a two to four week delay between issuing its purchase orders and delivering of products to the Company's warehouses or customers. The Company's customers do not maintain long-term supply contracts, and therefore the Company must bear the risk of accurate advance estimation of customer orders. The Company maintains a substantial inventory to satisfy these orders. The Company has no significant backlog of orders.

Many of the Company's products, such as its countertops, laminated panels, cabinet doors, and shelving may be utilized in the furniture and cabinetry markets. The Company's aluminum extrusion process is easily applied to the production of accessories for pick-up trucks and vans, architectural, and also certain other building products. The Company's adhesives are marketed in many industrial adhesive markets.

The Company operates twelve warehouse and distribution centers and twenty-one manufacturing plants located in Alabama, Arizona, California, Florida, Georgia, Indiana, Kansas, Minnesota, Nevada, North Carolina, Oregon, Pennsylvania, and Texas. Through the use of these facilities, the Company is able to minimize its in-transit delivery time and cost to the regional manufacturing plants of its customers.

The Company's Common Stock Data

The Company's common stock is listed on The NASDAQ Stock Market℠ under the symbol PATK. The high and low trade prices of the Company's common stock as reported on NASDAQ/NMS for each quarterly period during the last two years were as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2001	7.563 - 5.625	9.180 - 6.250	8.550 - 6.000	7.280 - 5.450
2000	11.750 - 7.688	7.438 - 6.250	6.844 - 6.438	5.875 - 5.125

There were approximately 500 holders of the Company's common stock as of March 15, 2002 as taken from the transfer agent's shareholding listing. It is estimated that there are approximately 2000 holders of the Company's common stock held in street name.

Independent Auditors Report

To the Board of Directors
Patrick Industries, Inc.
Elkhart, Indiana

We have audited the accompanying consolidated balance sheets of **Patrick Industries, Inc. and Subsidiaries** as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Sates of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patrick Industries, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Elkhart, Indiana
February 12, 2002

McGladrey & Pullen, LLP

Consolidated Balance Sheets

PATRICK INDUSTRIES, INC.
AND SUBSIDIARIES

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 5,914,283**	$ 6,716,128
Trade receivables	**13,722,216**	14,281,674
Inventories	**28,625,747**	30,937,954
Income tax refund claims receivable	**3,046,799**	1,031,086
Prepaid expenses	**804,398**	770,017
Deferred tax assets	**2,014,000**	1,946,000
Total current assets	**54,127,443**	55,682,859
PROPERTY AND EQUIPMENT, net	**34,633,449**	40,589,738
INTANGIBLE AND OTHER ASSETS	**3,208,928**	6,247,573
TOTAL ASSETS	**$ 91,969,820**	$102,520,170
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current maturities of long-term debt	**$ 3,671,428**	$ 3,671,428
Accounts payable	**7,180,706**	7,040,285
Accrued liabilities	**4,192,487**	3,555,008
Total current liabilities	**15,044,621**	14,266,721
LONG-TERM DEBT, less current maturities	**15,114,288**	18,785,716
DEFERRED COMPENSATION OBLIGATIONS	**2,226,390**	2,042,198
DEFERRED TAX LIABILITIES	**81,000**	1,176,000
TOTAL LIABILITIES	**$ 32,466,299**	$ 36,270,635
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Preferred stock, no par value; authorized 1,000,000 shares	—	—
Common stock, no par value; authorized 12,000,000 shares; issued 2001 – 4,529,666 shares; 2000 – 4,568,666 shares	**17,620,517**	17,689,417
Retained earnings	**41,883,004**	48,560,118
TOTAL SHAREHOLDERS' EQUITY	**$ 59,503,521**	$ 66,249,535
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 91,969,820**	$102,520,170

See Notes to Financial Statements.

Consolidated Statements of Operations

**PATRICK INDUSTRIES, INC.
AND SUBSIDIARIES**

	Years Ended December 31,		
	2001	2000	1999
Net sales	**$ 293,070,216**	$ 361,620,206	$ 457,356,260
Cost of goods sold	**259,057,716**	319,715,214	400,017,287
Gross profit	**34,012,500**	41,904,992	57,338,973
Operating expenses:			
Warehouse and delivery	**14,406,931**	15,140,245	16,714,651
Selling, general, and administrative	**24,926,575**	25,240,711	27,057,686
Impairment charges	**2,833,987**	6,937,163	—
Restructuring charges	**423,617**	717,598	—
Total operating expenses	**42,591,110**	48,035,717	43,772,337
Operating income (loss)	**(8,578,610)**	(6,130,725)	13,566,636
Interest expense, net	**961,800**	1,224,145	1,393,346
Income (loss) before income taxes (credits)	**(9,540,410)**	(7,354,870)	12,173,290
Federal and state income taxes (credits)	**(3,769,000)**	(2,821,000)	4,769,000
Net income (loss)	**$ (5,771,410)**	$ (4,533,870)	$ 7,404,290
Basic earnings (loss) per common share	**$ (1.28)**	$ (0.89)	$ 1.30
Diluted earnings (loss) per common share	**$ (1.28)**	$ (0.89)	$ 1.29

See Notes to Financial Statements.

Consolidated Statements of Shareholders' Equity

**PATRICK INDUSTRIES, INC.
AND SUBSIDIARIES**

	Preferred Stock	Common Stock	Retained Earnings	Total
Balance, December 31, 1998	$ —	$ 22,117,481	$ 54,189,302	$ 76,306,783
Net income	—	—	7,404,290	7,404,290
Proceeds from the exercise of 2,500 stock options	—	26,875	—	26,875
Issuance of 18,000 shares of common stock for stock award plan	—	213,750	—	213,750
Repurchase and retirement of 269,000 shares of common stock	—	(968,166)	(2,504,142)	(3,472,308)
Dividends on common stock ($.16 per share)	—	—	(912,245)	(912,245)
Balance, December 31, 1999	—	21,389,940	58,177,205	79,567,145
Net loss	—	—	(4,533,870)	(4,533,870)
Issuance of 24,000 shares of common stock for stock award plan	—	156,000	—	156,000
Repurchase and retirement of 1,050,800 shares of common stock	—	(3,856,523)	(4,270,321)	(8,126,844)
Dividends on common stock ($.16 per share)	—	—	(812,896)	(812,896)
Balance, December 31, 2000	—	**17,689,417**	**48,560,118**	**66,249,535**
Net loss	—	—	**(5,771,410)**	**(5,771,410)**
Issuance of 24,000 shares of common stock for stock award plan	—	**170,640**	—	**170,640**
Repurchase and retirement of 63,000 shares of common stock	—	**(239,540)**	**(182,417)**	**(421,957)**
Dividends on common stock ($.16 per share)	—	—	**(723,287)**	**(723,287)**
Balance, December 31, 2001	**$ —**	**$ 17,620,517**	**$ 41,883,004**	**$ 59,503,521**

See Notes to Financial Statements.

Consolidated Statements of Cash Flows

PATRICK INDUSTRIES, INC.
AND SUBSIDIARIES

	Years Ended December 31, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$ (5,771,410)**	$ (4,533,870)	$ 7,404,290
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**7,512,286**	8,237,025	8,904,059
Impairment charges	**2,833,987**	6,937,163	—
Deferred income taxes	**(1,163,000)**	(2,670,000)	226,000
Gain on sale of property and equipment	**(66,581)**	(611,120)	(643,446)
Other	**497,089**	207,139	163,567
Change in assets and liabilities:			
Decrease (increase) in:			
Trade receivables	**559,458**	4,217,011	2,268,721
Inventories	**2,312,207**	11,101,394	1,459,284
Income tax refund claims receivable	**(2,015,713)**	(1,031,086)	—
Prepaid expenses	**(34,381)**	(106,828)	(71,719)
Increase (decrease) in:			
Accounts payable and accrued liabilities	**545,601**	(5,763,761)	(2,406,709)
Income taxes payable	**240,000**	(404,725)	780,206
Net cash provided by operating activities	**5,449,543**	15,578,342	18,084,253
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	**(1,817,120)**	(3,806,938)	(7,505,350)
Proceeds from sale of property and equipment	**540,193**	748,552	879,556
Other	**(23,270)**	104,264	(399,042)
Net cash (used in) investing activities	**(1,300,197)**	(2,954,122)	(7,024,836)
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal payments on long-term debt	**(3,671,428)**	(3,671,428)	(3,985,963)
Proceeds from exercise of common stock options	**—**	—	26,875
Repurchase of common stock	**(421,957)**	(7,986,836)	(3,054,421)
Cash dividends paid	**(730,988)**	(851,450)	(919,158)
Other	**(126,818)**	(84,560)	(145,261)
Net cash (used in) financing activities	**(4,951,191)**	(12,594,274)	(8,077,928)
Increase (decrease) in cash and cash equivalents	**(801,845)**	29,946	2,981,489
Cash and cash equivalents, beginning	**6,716,128**	6,686,182	3,704,693
Cash and cash equivalents, ending	**$ 5,914,283**	$ 6,716,128	$ 6,686,182

See Notes to Financial Statements.

Note 1. Nature of Business, Use of Estimates, Risks and Uncertainties, and Significant Accounting Policies

Nature of business:

The Company's operations consist primarily of the manufacture and distribution of building products and materials for use primarily by the Manufactured Housing and Recreational Vehicle industries for customers throughout the United States. Credit is generally granted on an unsecured basis for terms of 30 days.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties:

The Company purchases significant amounts of inventory, which are commodities, from a limited number of suppliers. The purchase price of such items can be volatile as it is subject to prevailing market conditions, both domestically and internationally. The Company's purchases of these items are based on supplier allocations.

Significant accounting policies:

Principles of consolidation:

The consolidated financial statements include the accounts of Patrick Industries, Inc. and its wholly-owned subsidiaries, Harlan Machinery Company, Inc., and Patrick Door, Inc., and its majority-owned subsidiary, Patrick Mouldings, L.L.C. ("the Company"). During the year ended December 31, 2000, Patrick Door, Inc. ceased operations and is not a consolidated subsidiary at December 31, 2001. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents:

The Company has cash on deposit in financial institutions in amounts which, at times, may be in excess of insurance coverage provided by the Federal Deposit Insurance Corporation.

For purposes of the statement of cash flows, the Company considers all overnight repurchase agreements and commercial paper with a maturity of 30 days or less acquired in connection with its sweep account arrangements with its bank to be cash equivalents.

At December 31, 2000, the Company owned marketable debt securities in the total amount of approximately $4,500,000. These available for sale debt securities were stated at fair value which approximated their cost at December 31, 2000 and accrued interest at a weekly adjusted variable rate which was 6.2% at December 31, 2000. These securities matured on January 22, 2001 and have been classified as cash equivalents in the accompanying consolidated balance sheet at December 31, 2000.

Inventories:

Inventories are stated at the lower of cost (first-in, first-out (FIFO) method) or market.

Property and equipment:

Property and equipment is recorded at cost. Depreciation has been computed primarily by the straight- line method applied to individual items based on estimated useful lives which generally range from 10 to 40 years for buildings and improvements and from 3 to 15 years for machinery and equipment, transportation equipment, and leasehold improvements.

Goodwill:

Goodwill, the excess of cost over the fair value of net assets acquired, is amortized by the straight-line method over 15-year periods. At each balance sheet date, management assesses whether there has been a permanent impairment in the value of goodwill. Factors considered by management include current operating results, anticipated future cash flows, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. In the event that an impairment is evident, the Company records an expense for that impairment. During the year ended December 31, 2001, recorded goodwill was considered to be impaired and was written off (see Note 10).

Revenue recognition:

The Company ships product based on specific orders from customers and revenue is recognized upon delivery.

Earnings per common share:

Following is information about the computation of the earnings per share data for the years ended December 31, 2001, 2000, and 1999:

	2001	2000	1999
Numerator for basic and diluted earnings per share, net income (loss)	**$ (5,771,410)**	$(4,533,870)	$7,404,290
Denominator:			
Weighted average shares, denominator for basic earnings per share	**4,523,891**	5,118,103	5,714,177
Effect of dilutive potential common shares, employee stock options (a)	—	—	10,867
Denominator for diluted earnings per share	**4,523,891**	5,118,103	5,725,044
Basic earnings (loss) per share	**$ (1.28)**	$ (.89)	$ 1.30
Diluted earnings (loss) per share	**$ (1.28)**	$ (.89)	$ 1.29

(a)Due to the loss incurred during the years ended December 31, 2001 and 2000, 40,942 and 15,715 dilutive potential common shares, respectively are not included because the effect would be antidilutive.

Note 2. Balance Sheet Data

Trade receivables:

Trade receivables in the accompanying balance sheets at December 31, 2001 and 2000 are stated net of an allowance for doubtful accounts of $175,000 and $750,000 respectively.

Inventories:	**2001**	2000
Raw materials	**$15,908,710**	$17,130,635
Work in process	**2,049,879**	2,040,040
Finished goods	**4,335,875**	4,647,673
Materials purchased for resale	**6,331,283**	7,119,606
	$28,625,747	$30,937,954
Property and equipment:		
Land and improvements	**$ 3,508,329**	$ 3,509,609
Buildings and improvements	**25,283,954**	24,487,881
Machinery and equipment	**56,737,001**	58,680,294
Transportation equipment	**1,950,731**	2,304,343
Leasehold improvements	**3,455,793**	3,439,192
	90,935,808	92,421,319
Less accumulated depreciation	**56,302,359**	51,831,581
	$34,633,449	$40,589,738
Intangible and other assets:		
Goodwill, at amortized cost	**$ —**	$ 2,921,060
Cash value of life insurance	**2,549,928**	2,526,659
Other	**659,000**	799,854
	$ 3,208,928	$ 6,247,573
Accrued liabilities:		
Payroll and related expenses	**$ 1,188,348**	$ 1,132,012
Property taxes	**968,600**	879,900
Other	**2,035,539**	1,543,096
	$ 4,192,487	$ 3,555,008

Note 3. Pledged Assets and Long-Term Debt

Long-term debt at December 31, 2001 and 2000 is as follows:

	2001	2000
Senior Notes, insurance company	**$10,285,716**	$12,857,144
Indiana Development Finance Authority Bonds	**1,500,000**	1,800,000
State of Oregon Economic Development Revenue Bonds	**3,200,000**	3,600,000
State of North Carolina Economic Development Revenue Bonds	**3,800,000**	4,200,000
	18,785,716	22,457,144
Less current maturities	**3,671,428**	3,671,428
	$15,114,288	$18,785,716

The senior notes bear interest at a fixed rate of 6.82% and are unsecured. The notes are due in annual principal installments of $2,571,428 and the final installment is due September 15, 2005. This agreement requires that the Company maintain a minimum level of tangible net worth.

The Indiana Development Finance Authority Bonds are payable in annual installments of $300,000 plus interest at a variable tax exempt bond rate, set periodically to enable the bonds to be sold at par (1.95% at December 31, 2001). The final installment is due November 1, 2006. The bonds are collateralized by real estate and equipment purchased with the bond funds and are backed by a bank standby letter of credit totaling approximately $1,590,000.

The State of Oregon Economic Development Revenue Bonds are payable in annual installments of $400,000 plus interest at a variable tax exempt bond rate (1.95% at December 31, 2001). The final installment is due December 1, 2009. The bonds are collateralized by real estate and equipment purchased with the bond funds and are backed by a bank standby letter of credit totaling approximately $3,345,000.

The State of North Carolina Economic Development Revenue Bonds are payable in annual installments of $400,000 plus quarterly interest payments at a variable tax exempt bond rate (1.95% at December 31, 2001). Annual payments of $500,000 are due in each of the last two years with a final payment due August 1, 2010. The bonds are collateralized by real estate and equipment purchased with the bond funds and are backed by a bank standby letter of credit totaling approximately $3,937,000.

The Company has an unsecured revolving credit agreement which allows borrowings up to $10,000,000 or a borrowing base defined in the agreement and which expires on January 28, 2003. Interest on this note is at either prime or the Eurodollar rate plus .75%. The Company pays .25% of the unused portion of the revolving line. In addition, this agreement requires the Company to, among other things, maintain minimum levels of tangible net worth, working capital, and debt to net worth.

Aggregate maturities of long-term debt for the years ending December 31, 2002 through 2004 are $3,671,428; 2005 $3,671,432; 2006, $1,100,000 and thereafter $3,000,000.

In addition, the Company is contingently liable for standby letters of credit of approximately $3,000,000 to meet credit policies of certain suppliers.

Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of the long-term debt instruments approximates their carrying value.

Interest expense for the years ended December 31, 2001, 2000, and 1999 was approximately $1,280,000, $1,662,000, and $1,826,000 respectively.

Note 4. Equity Transactions

Shareholder Rights Plan:

On February 29, 1996, the Company's Board of Directors adopted a shareholder rights agreement, granting certain new rights to holders of the Company's common stock. Under the agreement, one right was granted for each share of common stock held as of March 20, 1996, and one right will be granted for each share subsequently issued. Each right entitles the holder, in an unfriendly takeover situation, and after paying the exercise price (currently $30), to purchase Patrick common stock having a market value equal to two times the exercise price. Also, if the Company is merged into another corporation, or if 50 percent or more of the Company's assets are sold, then rightholders are entitled, upon payment of the exercise price, to buy common shares of the acquiring corporation's common stock having a then current market value equal to two times the exercise price. In either situation, these rights are not available to the acquiring party. However, these exercise features will not be activated if the acquiring party makes an offer to acquire the Company's outstanding shares at a price which is judged by the Board of Directors to be fair to all Patrick shareholders. The rights may be redeemed by the Company under certain circumstances at the rate of $.01 per right. The rights will expire on March 20, 2006. The Company has authorized 100,000 shares of preferred stock, Series A, no par value, in connection with this plan, none of which have been issued.

Repurchase of common stock:

The Company's Board of Directors from time to time has authorized the repurchase of shares of the Company's common stock, in the open market or through negotiated transactions, at such times and at such prices as management may decide.

Note 5. Commitments and Related Party Leases

The Company leases office, manufacturing, and warehouse facilities and certain equipment under various noncancelable agreements, which expire at various dates through 2005. These agreements contain various renewal options and provide for minimum annual rentals plus the payment of real estate taxes, insurance, and normal maintenance on the properties. Certain of the leases are with the chairman emeritus/major shareholder and expire at various dates through September 30, 2005.

The total minimum rental commitment at December 31, 2001 under the leases mentioned above is approximately $5,480,000 which is due approximately $2,687,000 in 2002, $1,593,000 in 2003, $849,000 in 2004, $311,000 in 2005, and $40,000 in 2006.

The total rent expense included in the statements of operations for the years ended December 31, 2001, 2000, and 1999 is approximately $4,300,000, $3,900,000, and $4,100,000, respectively, of which approximately $1,300,000 each year was paid to the chairman emeritus/major shareholder.

Note 6. Major Customers

Net sales for the years ended December 31, 2001 and 2000 included sales to one customer accounting for 11.9% and 14.4%, respectively of total net sales of the Company.

Net sales for the year ended December 31, 1999 included sales to two customers, each of which accounted for 10% or more of the total net sales of the Company for the year. The percentage of sales for these customers was 11.9% and 10.4%.

The balances due from these customers at December 31, 2001 and 2000 were not significant to the total trade receivables balance.

Note 7. Income Tax Matters

Federal and state income taxes (credits) for the years ended December 31, 2001, 2000, and 1999, all of which are domestic, consist of the following:

	2001	2000	1999
Current:			
Federal	**$(2,133,000)**	$ (120,000)	$ 3,600,000
State	**(473,000)**	(31,000)	943,000
Deferred	**(1,163,000)**	(2,670,000)	226,000
	$(3,769,000)	$(2,821,000)	$ 4,769,000

The provisions for income taxes (credits) for the years ended December 31, 2001, 2000, and 1999 are different from the amounts that would otherwise be computed by applying a graduated federal statutory rate of 35% to income before income taxes. A reconciliation of the differences is a follows:

	2001	2000	1999
Rate applied to pretax income	**$(3,339,000)**	$(2,570,000)	$4,260,000
State taxes, net of federal tax effect	**(572,000)**	(368,000)	550,000
Write off of nondeductible goodwill	**—**	121,000	—
Other	**142,000**	(4,000)	(41,000)
	$(3,769,000)	$(2,821,000)	$4,769,000

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the current period plus or minus the change during the period in deferred tax assets and liabilities.

The composition of the deferred tax assets and liabilities at December 31, 2001 and 2000 is as follows:

	2001	2000
Gross deferred tax liability, accelerated depreciation	**$ (2,006,000)**	$ (1,983,000)
Gross deferred tax assets:		
Trade receivables allowance	**69,000**	296,000
Inventory capitalization	**257,000**	308,000
Accrued expenses	**1,247,000**	696,000
Deferred compensation	**879,000**	807,000
Unvested stock awards	**149,000**	197,000
Inventory reserves	**2,000**	217,000
AMT credit carryforward	**100,000**	100,000
Goodwill	**1,046,000**	—
Other	**190,000**	132,000
	3,939,000	2,753,000
Net deferred tax assets	**$ 1,933,000**	$ 770,000

Note 8. Self-Insured Plans

The Company has a self-insured health plan for its employees under which there is both a participant stop loss and an aggregate stop loss based on total participants. The Company is potentially responsible for annual claims not to exceed approximately $2,8000,000 in aggregate at December 31, 2001. The excess loss portion of the employees' coverage has been insured with a commercial carrier.

The Company is partially self-insured for its workers' compensation liability. The Company is responsible for a per occurrence limit amount not to exceed approximately $500,000 individually and $1,998,000 in aggregate annually. The excess loss portion of the employees' coverage has been insured with a commercial carrier. The Company has accrued an estimated liability for these benefits based upon claims incurred.

Note 9. Compensation Plans

Deferred compensation obligations:

The Company has deferred compensation agreements with certain key employees. The agreements provide for monthly benefits for ten years subsequent to retirement, disability, or death. The Company has accrued an estimated liability based upon the present value of an annuity needed to provide the future benefit payments.

Bonus plan:

The Company pays bonuses to certain management personnel. Historically, bonuses are determined annually and are based upon corporate and divisional income levels. The charge to operations amounted to approximately $540,000, $560,000, and $2,170,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Profit-sharing plan:

The Company has a qualified profit-sharing plan, more commonly known as a 401(k) plan, for substantially all of its employees with over one year of service and who are at least 21 years of age. The plan provides for a matching contribution by the Company as defined in the agreement and, in addition, provides for a discretionary contribution annually as determined by the Board of Directors. The amounts of contributions for the years ended December 31, 2001, 2000, and 1999 were immaterial.

Stock option plan:

The Company has a stock option plan with shares of common stock reserved for options to key employees. As permitted under accounting principles generally accepted in the United States of America, grants under this plan are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under the plan. Had compensation cost for the plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

	2001	2000	1999
Net income (loss):			
As reported	**$(5,771,410)**	$(4,533,870)	$7,404,290
Pro forma	**(5,922,109)**	(4,895,300)	7,060,174
Primary earnings (loss) per share:			
As reported	**$ (1.28)**	$ (0.89)	$ 1.30
Pro forma	**(1.31)**	(0.96)	1.24
Fully diluted earnings (loss) per share:			
As reported	**$ (1.28)**	$ (0.89)	$ 1.29
Pro forma	**(1.31)**	(0.96)	1.23

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions for 2001: dividend rate of 2.25% for all years; risk-free interest rate of 5.25%; expected lives of 5 years; and price volatility of 52%.

Following is a summary of transactions of granted shares under option for the years ended December 31, 2001, 2000, and 1999:

	2001		2000		1999	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**452,500**	**$12.55**	417,500	$14.13	88,500	$10.75
Issued during the year	**240,000**	**6.30**	115,000	6.13	352,500	14.75
Canceled during the year	**(342,700)**	**14.62**	(80,000)	11.50	(21,000)	10.75
Exercised during the year	**—**	**—**	—	—	(2,500)	10.75
Outstanding, end of year	**349,800**	**$ 6.25**	452,500	$12.55	417,500	$14.13
Eligible, end of year for exercise	**147,450**	**$ 6.27**	84,375	$14.75	65,000	$10.75
Weighted average fair value of options granted during the year	**N/A**	**$ 1.86**	N/A	$ 2.07	N/A	7.26

A further summary about fixed options outstanding at December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Exercise price of $6.13	109,800	8.5	$ 6.13	27,450	$ 6.13
Exercise price of $6.30	240,000	7.5	$ 6.30	120,000	$ 6.30

Stock award plan:

The Company has adopted a stock award plan for the seven existing non-employee directors. Grants awarded during May 2001 and 2000 of 24,000 shares are subject to forfeiture in the event the recipient terminates as a director within two years from the date of grant. The related compensation expense is being recognized over the two-year vesting period.

Note 10. Asset Impairments and Restructurings

During 2001 and 2000, the Company recorded asset impairments of approximately $2,834,000 and $6,937,000, respectively. These charges approximated $1,700,000 after tax or $.38 per share in 2001 and approximately $4,283,000 after tax or $.84 per share in 2000. Additionally, the Company recorded restructuring charges of approximately $424,000 and $718,000 in 2001 and 2000, respectively. The restructuring charges approximated $254,000 after tax or $.06 per share in 2001, and approximately $431,000 after tax or $.08 per share in 2000.

Asset impairment charges were required to write down the net book values of long-lived assets primarily in the Company's Wood and Other Segments in both 2001 and 2000. These charges approximated $2,834,000 in pre-tax charges to the Other segment in 2001 and approximately $5,371,000 and $1,566,000 in pre-tax charges to the Wood and Other segments in 2000, respectively. Estimated future cash flows of these operations had indicated that an impairment had occurred.

Restructuring charges in 2001 were incurred from the strategic decision to relocate two manufacturing plants in the Other segment and consolidate them into other existing plant locations. Restructuring charges in 2000 were incurred from the strategic decisions to close a manufacturing plant in the Wood Segment, moving manufacturing to other existing plant locations, the merging of certain facilities in the Southeast to gain operating efficiencies, and the closing of an unprofitable manufacturing facility in the Other Segment. The charges in both years include severance payments, write down of obsolete inventories, and future rental commitments related to the closed facilities. The remaining restructuring reserves amount to approximately $408,000 and $400,000 in 2001 and 2000, respectively. The reserves for 2000 were utilized in the second quarter of 2001 and the reserves for 2001 are expected to be utilized by the second quarter 2002. The majority of the cost savings related to these plans will be realized in future years.

Note 11. Contingencies

The Company is subject to claims and suits in the ordinary course of business. In management's opinion, current pending legal proceedings and claims against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial condition or results of operations.

Note 12. Cash Flows Information

Supplemental information relative to the statements of cash flows for the years ended December 31, 2001, 2000, and 1999 is as follows:

	2001	2000	1999
Supplemental disclosures of cash flows information:			
Cash payments for:			
Interest	**$1,062,450**	$1,275,745	$1,597,626
Income taxes	**$ 125,234**	$1,248,811	$4,850,244

Note 13. Unaudited Interim Financial Information

Presented below is certain selected unaudited quarterly financial information for the years ended December 31, 2001 and 2000 (dollars in thousands, except per share data):

	Quarter Ended			
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2001			
Net sales	**$ 68,295**	**$ 78,908**	**$ 77,528**	**$ 68,339**
Gross profit	**7,085**	**10,086**	**9,176**	**7,666**
Net income (loss)	**(1,748)**	**212**	**(729)**	**(3,506)***
Earnings (Loss) per common share	**(0.39)**	**0.05**	**(0.16)**	**(0.78)**
Weighted average common shares outstanding	**4,517,977**	**4,518,062**	**4,529,666**	**4,529,666**

*During the 4th quarter ended December 31, 2001, the Company recorded an impairment charge net of taxes of approximately $1,700,000, or $.38 per share.

	Quarter Ended			
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2000			
Net sales	$ 99,824	$ 100,902	$ 89,945	$ 70,949
Gross profit	10,753	12,566	11,122	7,463
Net income (loss)	(4,602)	880	605	(1,417)
Earnings (loss) per common share	(0.86)	0.16	0.11	(0.30)
Weighted average common shares outstanding	5,346,346	5,268,666	5,141,275	4,720,242

Note 14. Segment Information

The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting, which segregates its business by product category and production/ distribution process. The Company's reportable segments are as follows:

Laminating — Utilizes various materials including gypsum, particleboard, plywood, and fiberboard which are bonded by adhesives or a heating process to a number of products including vinyl, paper, foil, and high pressure laminate. These laminated products are utilized to produce furniture, shelving, wall, counter, and cabinet products with a wide variety of finishes and textures.

Distribution — Distributes primarily pre-finished wall and ceiling panels, particleboard, hardboard and vinyl siding, roofing products, passage doors, building hardware, insulation, and other products.

Wood — Uses raw lumber including solid oak as well as other hardwood materials or laminated particleboard or plywood to produce cabinet door product lines.

Other — Includes aluminum extruding, painting and distributing divisions, an adhesive division, a pleated shade division, a plastic thermoforming division, and a machine manufacturing division.

The accounting policies of the segments are the same as those described in "Significant Accounting Policies," except as described below. Segment data includes intersegment revenues, as well as a charge allocating a majority of the corporate costs to each of its operating segments based on a percentage of sales. Assets are identified with the segments with the exception of cash, land and buildings, and intangibles which are identified with the corporate division. The corporate division charges rents to the segment for use of the land and buildings based upon market rates. The Company accounts for intersegment sales as if the sales were to third parties, that is, at current market prices. The Company also records income from purchase incentive agreements as corporate division revenue. The Company evaluates the performance of its segments and allocates resources to them based on a variety of indicators including revenues, cost of goods sold, earnings before interest and taxes (EBIT), and total identifiable assets.

The table below presents information about the net income (loss) and segment assets used by the chief operating decision makers of the Company as of and for the years ended December 31, 2001, 2000, and 1999 (dollars in thousands).

	Laminating	Distribution	Wood	Other	Total
			2001		
Sales	**$127,092**	**$103,298**	**$29,256**	**$33,424**	**$293,070**
Sales, intersegment	**4,052**	**1,039**	**926**	**12,973**	**18,990**
Total sales	**131,144**	**104,337**	**30,182**	**46,397**	**312,060**
Cost of goods sold	**119,702**	**92,500**	**27,657**	**42,181**	**282,040**
EBIT	**(1,120)**	**619**	**(1,027)**	**(1,730)**	**(3,258)**
Identifiable assets	**30,324**	**12,561**	**5,323**	**8,318**	**56,526**
Depreciation	**2,644**	**343**	**647**	**1,201**	**4,835**
			2000		
Sales	$ 156,525	$133,174	$34,050	$37,855	$361,604
Sales, intersegment	5,821	56	1,066	15,894	22,837
Total sales	162,346	133,230	35,116	53,749	384,441
Cost of goods sold	146,538	120,534	32,735	47,763	347,570
EBIT	1,763	1,110	(1,596)	(636)	641
Identifiable assets	32,368	13,177	6,132	11,486	63,163
Depreciation	2,668	457	947	1,384	5,456
			1999		
Sales	$ 185,300	$185,053	$42,458	$43,747	$456,558
Sales, intersegment	6,733	51	1,209	21,381	29,374
Total sales	192,033	185,104	43,667	65,128	485,932
Cost of goods sold	171,288	167,507	41,639	55,184	435,618
EBIT	5,229	4,588	(2,572)	2,623	9,868
Identifiable assets	39,750	20,270	11,956	15,444	87,420
Depreciation	2,398	437	1,630	1,360	5,825

A reconciliation of total segment sales, cost of goods sold, EBIT, identifiable assets, and depreciation to the consolidated financial statements as of and for the years ended December 31, 2001, 2000, and 1999 is as follows (dollars in thousands):

	2001	2000	1999
Sales:			
Total sales for reportable segments	**$312,060**	$384,441	$485,932
Elimination of intersegment revenue	**(18,990)**	(22,821)	(28,576)
Consolidated sales	**$293,070**	$361,620	$457,356
Cost of goods sold:			
Total cost of goods sold for reportable segments	**$282,040**	$347,570	$ 435,618
Elimination of intersegment cost of goods sold	**(18,990)**	(22,821)	(28,576)
Consolidation reclassifications	**(1,535)**	(2,000)	(2,890)
Corporate incentive agreements	**(2,286)**	(2,589)	(3,681)
Other	**(171)**	(445)	(454)
Consolidated cost of goods sold	**$259,058**	$319,715	$ 400,017
Earnings before interest and and taxes (EBIT):			
EBIT for reportable segments	**$ (3,258)**	$ 641	$ 9,868
Corporate incentive agreements	**2,286**	2,589	3,681
Consolidation reclassifications	**21**	(329)	(780)
Gain on sale of property and equipment	**67**	617	643
Impairment charge	**(2,834)**	(6,937)	—
Restructuring charge	**(424)**	(718)	—
(Underallocated) overallocated corporate expenses	**(4,437)**	(1,994)	154
Consolidated EBIT	**$ (8,579)**	$ (6,131)	$ 13,566
Consolidated assets:			
Identifiable assets for reportable segments	**$ 56,526**	$ 63,163	$ 87,420
Corporate property and equipment	**22,586**	23,764	24,693
Current assets not allocated to segments	**9,917**	9,694	6,035
Intangible and other assets not allocated to segments	**3,209**	6,248	8,420
Consolidation eliminations	**(268)**	(349)	(365)
Consolidated assets	**$ 91,970**	$102,520	$ 126,203
Depreciation and amortization:			
Depreciation for reportable segments	**$ 4,835**	$ 5,456	$ 5,825
Corporate depreciation and amortization	**2,677**	2,781	3,079
Consolidated depreciation and amortization	**$ 7,512**	$ 8,237	$ 8,904

Distribution Products



Mirrors and decorative glass continue to grow in popularity and are finding uses in everything from china doors to sliding glass closet doors.



Interior passage doors are available in a variety of finishes and designs to coordinate with our customers' decor.



Wood flooring continues to be a popular choice with our customers.

From it's state-of-the-art facility, Patrick Metals manufactures a variety of aluminum extrusions for several different industries, many of which are distributed by our own Patrick divisions.





Ventilated shelving and closet organizers have become a standard in the Manufactured Housing industry and we are pleased to be able to offer the Rubbermaid brand to our customers.



The Sun Adhesives division manufactures water based adhesives, paints, coatings, and vapor barrier products for all building products customers. Complimenting our Sun Adhesives products, we offer a variety of private label environmentally safe sealants and caulks.



One of our popular products is a waterproof, rodent resistant covering for the bottoms of manufactured homes.



SHEETROCK MH

Demand for finished drywall homes has allowed us to broaden our extensive line of drywall finishing products.

Manufacturing Products





With nine convenient locations, Custom Vinyls specializes in the lamination of various overlays to a wide variety of substrates.





Our exclusive brand of High Pressure Laminates are continually updated to offer new patterns and colors for the Manufactured Housing industry, Recreational Vehicle industry and our many other industial customers.



Our Nickell division manufactures shelving and drawer sides utilizing both direct print and base coat print, along with complete machining services.





Patrick Door division supplies cabinet doors and other cabinet components nationwide, using both solid woods and prelaminated products.





The United Shade division offers pull down and wrap around shades for the recreational vehicle and marine industries as well as for other window treatments.



Our industrial customers are continuing to "out source" many of their cut to size components.



Patrick Distribution Centers

Decatur, Alabama
Fontana, California (2)
Woodland, California
Valdosta, Georgia
New Ulm, Minnesota
Elkhart, Indiana
Halstead, Kansas
New London, North Carolina
Woodburn, Oregon
Mt. Joy, Pennsylvania
Waco, Texas

Manufacturing Divisions

Decatur, Alabama (2)
Phoenix, Arizona (2)
Fontana, California (2)
Ocala, Florida (2)
Elkhart, Indiana (6)
Mishawaka, Indiana
Boulder City, Nevada
New London, North Carolina
Woodburn, Oregon (2)
Mt. Joy, Pennsylvania
Waco, Texas

Patrick
I N D U S T R I E S I N C .

Corporate Office, P.O. Box 638, 1800 South 14th Street, Elkhart, IN 46515 Phone (574) 294-7511 FAX (574) 522-5213 http://www.patrickind.com